October 9, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Attn:	Stacie Gorman

Pam Howell

Peter McPhun

Wilson Lee

Re:	Bold Eagle Acquisition Corp. Registration Statement on Form S-1

Filed September 20, 2024

File No. 333-282268

Ladies and Gentlemen:

On behalf of our client, Bold Eagle Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on September 20, 2024 (the “Registration Statement”), contained in the Staff’s letter dated October 7, 2024 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Form S-1 filed September 20, 2024

Summary, page 1

1.	We note the disclosure on page 2 and elsewhere that “in connection with a business combination with a combined company of $3 billion or greater, our sponsor intends to restructure the ownership of its founder shares to approximately 1% of such pro forma equity value in fully vested shares ... to limit the founder shares’ dilutive impact.” Please revise to clarify whether the sponsor is bound to this restructure plan, and if so, the agreement setting forth this requirement. To the extent the sponsor is not bound to this plan, please clearly disclose throughout the prospectus. Please revise to clearly discuss other factors that would likely have a dilutive impact to public shareholders in connection with a business combination with this size company, including the potential issuance of shares or additional financing. Please also add risk factor disclosure.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 2, 5, 48, 87 and 95 accordingly.

Risk Factors, page 34

United States Securities and Exchange Commission

October 9, 2024

2.	We note the disclosure on page 34 states, “our initial shareholders will own 17.63% of our issued and outstanding ordinary shares immediately following the completion of this offering.” Please reconcile with the disclosure elsewhere in the prospectus, which reflects the founder shares representing 20% of the outstanding shares after this offering.

Response: The Company acknowledges the comment of the Staff and has clarified the disclosure on pages 14, 50, 78, 127, 130, 132, 138 and II-2 accordingly.

Dilution, page 78

3.	We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 78 and 79. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure elsewhere in your filing that you may not redeem your public shares in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation S-K

Response: The Company acknowledges the comment of the Staff and has removed the reference to such redemption restriction from page 81 of Amendment No. 1, which was previously included in error.

Our Sponsor, page 89

4.	We partially reissue prior comment 17. Please revise the disclosure to address the possibility of indirect transfers of your securities through the transfer of sponsor interests by sponsor members or other affiliates. Please also add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the ability to transfer the founder shares or otherwise. We note, for example, the disclosure that the letter agreement containing restrictions may be amended.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 64 and 94 accordingly.

General

5.	We note the disclosure in footnote 2 to the Capitalization table on page 80 that your net tangible assets, after payment of the deferred underwriting commissions, will be maintained at a minimum of $5,000,001. Please revise to clearly disclose throughout the prospectus and disclose where such provision is located.

Response: As noted in response to comment number 3 above, the Company acknowledges the comment of the Staff and has removed the reference to such minimum net tangible assets threshold from page 81 of Amendment No. 1, which was previously included in error.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	Eli Baker, Bold Eagle Acquisition Corp.